          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 2002
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ---------------------


                                   SCHEDULE TO

                                 (RULE 14d-100)

       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13 (e)(1) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 2 - FINAL AMENDMENT)


                             ----------------------


                             MCAFEE.COM CORPORATION
                            (NAME OF SUBJECT COMPANY)

                            NETWORKS ASSOCIATES, INC.

                                       AND

                         MCAFEE.COM HOLDINGS CORPORATION
                       (NAMES OF FILING PERSONS-OFFERORS)

                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   579062-100

                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                             ----------------------


                                 GEORGE SAMENUK
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          C/O NETWORKS ASSOCIATES, INC.
                               3965 FREEDOM CIRCLE
                          SANTA CLARA, CALIFORNIA 95054
                                 (408) 988-3832
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                             ----------------------


                                   Copies to:

                             JEFFREY D. SAPER, ESQ.
                              KURT J. BERNEY, ESQ.
                            MICHAEL J. KENNEDY, ESQ.
                               JACK HELFAND, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304
                            TELEPHONE: (650) 493-9300

                            CALCULATION OF FILING FEE

================================================================ ===================================================================
                     TRANSACTION VALUATION(*)                                            AMOUNT OF FILING FEE(*)
---------------------------------------------------------------- -------------------------------------------------------------------
                       $    213,535,640                                                        $     19,646
================================================================ ===================================================================

* Estimated solely for the purpose of calculating the filing fee, based on the product of (i) $16.625, the average of the high and low prices of McAfee.com Class A common stock as reported on the Nasdaq National Market on April 4, 2002, 2002 and (ii) 12,844,249, the expected maximum number of shares of Class A common stock of McAfee.com that may be acquired in the Offer and merger. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002, issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the Transaction Value.

 [X] Check box if any part of the fee is offset as provided by Rule
 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:  $ 19,646                                Filing Party:  Networks Associates, Inc.
   Form or Registration No.:  Form S-4 (No. 333-85170)              Date Filed:  March 29, 2002 and April 10, 2002

  [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]      third-party tender offer subject to Rule 14d-1.
     [ ]      issuer tender offer subject to Rule 13e-4.
     [ ]      going-private transaction subject to Rule 13e-3.
     [ ]      amendment to Schedule 13D under Rule 13d-2.
--------------------------------------------------------------------------------
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

================================================================================

ITEMS 1 THROUGH 11.

            This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO initially filed on March 29, 2002 (as previously amended by Amendment No. 1 filed with the SEC on April 10, 2002, and as amended hereby, the "Schedule TO"), by Networks Associates, Inc., a Delaware corporation ("Network Associates"), and McAfee.com Holdings Corporation ("McAfee.com Holdings"), a Delaware corporation and a wholly owned subsidiary of Network Associates. This Schedule TO relates to the offer by McAfee.com Holdings to exchange shares of common stock, par value $0.001 per share, of Network Associates for each outstanding share of Class A common stock, par value $0.001 per share, of McAfee.com Corporation, a Delaware corporation ("McAfee.com"), upon the terms and subject to the conditions set forth in the Prospectus, dated March 29, 2002, as amended and supplemented by the Prospectus Supplement dated April 10, 2002, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

            On April 25, 2002, Network Associates and McAfee.com Holdings announced the withdrawal of the Offer. A copy of the press release is filed as Exhibit (a)(20) hereto and is incorporated herein by reference.

            The Offer was withdrawn on Thursday, April 25, 2002. As a result of the withdrawal of the Offer, no shares of McAfee.com common stock were accepted for exchange or exchanged pursuant to the Offer, and all shares previously tendered will be promptly returned to the tendering stockholders.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

         (a)(20)   Press Release issued by Network Associates on April 25, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NETWORKS ASSOCIATES, INC.

                                          By:  /S/ STEPHEN C. RICHARDS
                                             -----------------------------------
                                             Name:  Stephen C. Richards
                                             Title: Chief Operating Officer
                                                    and Chief Financial Officer

Dated:  April 25, 2002

                                 EXHIBIT INDEX



(a)(20) Press Release issued by Network Associates on April 25, 2002.